UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 19, 2009

<u>Commodore Applied Technologies, Inc.</u>
(Exact Name of Registrant as specified in its charter)

Delaware	**001-11871**	**11-3312952**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

517 Knight Street, Suite B, Richland, Washington	**99352**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 943-2565**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (<u>see</u> General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 - Other Events.

Our Board of Directors has unanimously approved the voluntary termination of the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. In accordance with the resolutions adopted by the Board of Directors, we are in the process of filing a Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 with the Securities and Exchange Commission ("SEC") to effect the termination of registration of our common stock. Upon the filing of the Form 15, our obligations to file certain periodic and current reports with the SEC, including Forms 10-K, 10-Q and 8-K, were immediately suspended.   We anticipate the deregistration of our common stock will become effective 90 days after filing Form 15 with the SEC. Upon the effectiveness of this deregistration, we will no longer be a public reporting company and our common stock will cease trading on the OTC Bulletin Board. However, we will apply to have our common stock quoted on the "transparent" level of the Pink Sheets and anticipate that trading will continue in our common stock on the Pink Sheets under the same symbol of CXIA.

A copy of our press release dated June 19, 2009, regarding the termination of registration is included as an exhibit to this report.

Item 9.01 - Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.   Description

99.1   Press release dated June 19, 2009, issued by Commodore Applied Technologies, Inc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 19, 2009

Commodore Applied Technologies, Inc.;

By:
　　　　/s/Shelby T.Brewer__
　　　　Shelby T. Brewer,
　　　　Chief Executive Officer

Exhibit 99.1



COMMODORE
APPLIED TECHNOLOGIES, INC.

NEWS RELEASE

For release: Immediate
Contact: Jeff Lliteras - (208) 921-6440

Commodore Applied Technologies, Inc. to delist from OTC Bulletin Board (OTCBB)

RICHLAND, WA – June 19, 2009 – Commodore Applied Technologies, Inc. (OTCBB: CXIA) today announced that the Board of Directors voted on June 9, 2009 to delist the Company's common stock, par value $0.001 per share ("Common Stock"), from trading on the OTCBB and to terminate the registration of its Common Stock under the Securities Act of 1934, as amended ("Exchange Act"). The Company has notified the OTCBB of its intention to delist out Common Stock from trading.

The Board's decision to delist the Company's Common Stock is part of a larger plan aimed at reducing costs. Commodore's Chairman and CEO Dr. Shelby Brewer said "*Given the current trading volume for Commodore's stock, the Board felt that the expenses related to compliance and reporting requirements for OTCBB listing could be re-directed to better use growing our business and improving value for shareholders. This is just one of a number of cost reduction measures aimed at improving Commodore's performance. The Board will consider re-listing the common stock when Company performance and market conditions justify the expense associated with being listed*."

In addition to delisting the Company's Common Stock, Management and the Board are exploring other cost cutting measures, including consolidation of facilities and reducing general and administrative expenses, designed to save the Company in excess of $500,000 over the next year.

This Press Release contains forward-looking statements that are based on our current expectations, beliefs and assumptions about the industry and markets in which Commodore Applied Technologies, Inc. and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Commodore's actual results to be materially different from any future results expressed or implied by these statements. Actual results may differ materially from what is expressed in these statements, and no assurance can be given that Commodore can successfully implement its core business strategy and improve future earnings.

The factors that may cause Commodore's actual results to differ from its forward-looking statements include: Commodore's current critical need for additional cash to sustain existing operations and meet ongoing existing obligations and capital requirements; Commodore's ability to implement its commercial waste processing operations, including obtaining commercial waste processing contracts and processing waste under such contracts in a timely and cost-effective manner; the timing and award of contracts by the U.S. Department of Energy for the clean-up of waste sites administered by it; the acceptance and implementation of Commodore's waste treatment technologies in the government and commercial sectors; and other large technical support services projects. All forward-looking statements are also expressly qualified in their entirety by the cautionary statements included in Commodore's SEC filings, including its quarterly reports on Form 10-Q and its annual report on Form 10-K.